Item 77M DWS Health Care VIP (a series of DWS
Variable Series I)

At a meeting held on January 11-12, 2011, the Board of Trustees of DWS Health Care VIP, a series of DWS
Variable Series I, approved the merger of this fund into the DWS Capital Growth VIP, effective May 1, 2011.



E:\Electronic Working Files\NSAR\2008\07-31-08\
DWS Securities Trust\03-Exhibits\Item 77C SCV.rtf
E:\Electronic Working Files\03 - NSAR\2011\6-30-11\
DWS Variable Series I\03-Exhibits\Item 77M DWS Health
Care VIP.docx